Exhibit 6.9

CHANGE IN CONTROL AGREEMENT

Change in Control Agreement (the “Agreement”) made as of this 7th day of February, 2013, between Susan K. Robidas, an individual residing at 6487 Vt Route 102, Bloomfield, Vermont (the “Executive”), and First Colebrook Bank, a bank organized and existing under the laws of the State of New Hampshire, 132 Main Street, Colebrook, New Hampshire 03578 ( (the “Bank”).

RECITALS

WHEREAS, Bank is a bank chartered under the laws of the State of New Hampshire with its principal place of business located at Colebrook, New Hampshire;

WHEREAS, the Executive is an experienced professional in the banking industry; and

WHEREAS, the Executive is presently employed by Bank to serve as its Senior Vice President, has been employed by the Bank for 39 years, and has contributed to its continued growth, development and business success; and

WHEREAS, the Bank wishes to encourage the Executive’s continued productive efforts on behalf of the Bank and the Bank’s depositors, and to further align the interests of the Executive and those depositors, by entering into this Agreement with the Executive.

NOW THEREFORE, for the reasons set forth above, and in consideration of the mutual promises and agreements herein set forth, Bank and Executive agree as follows:

1.          CHANGE IN CONTROL. In the event that there is a change in the ownership or effective control of the Bank, or in the ownership of a substantial portion of the assets of the Bank, as such changes are defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations thereunder (a “Change in Control”), during such time as the Executive is employed by the Bank, the Executive shall be entitled to a payment (a “Change in Control Payment”) equal to one times the Executive’s average annual income from the Bank over the preceding five taxable years of the Executive, including all base pay, and all bonuses paid, or bonus pay due based upon services rendered as of the Change in Control (“Compensation”), if:

(a)          the Executive’s employment is terminated by the Bank without cause, as defined below, in conjunction with the Change in Control or within 12 months after the Change in Control (a “Change in Control Separation from Service”), or

(b)          the Executive’s employment is terminated by the Executive within said 12-month period due to the occurrence of a significant adverse change in the Executive’s responsibilities or work conditions or a reduction of the Executive’s Compensation from that which the Executive was receiving prior to the Change in Control (a “Self Termination for Good Cause” and referred to herein collectively with a Change in Control Separation from Services, as a “Qualifying Separation from Service”).

In the event that the Executive has not been employed by or performed services for the Bank for five taxable years, only the Executive’s average annual income from the Bank over the period of the Executive’s employment with and/or performance of services for the Bank, shall be considered in the calculation of the Executive’s Compensation that is used to determine the amount of the Change in Control Payment. The Change in Control Payment shall be paid not later than the thirtieth day following the date of the Qualifying Separation from Service. If the 30-day payment period commences during one taxable year of the Executive and ends in another taxable year of the Executive, then the Executive shall have no right to specify the taxable year of the Executive in which such payment is made, and the Bank acting in its sole discretion, shall designate the taxable year of the Executive in which such payment is made. If an otherwise Qualifying Separation from Service is made for “cause” as defined below, no Change in Control Payment shall be due or paid under this Agreement.

For purposes hereof, “cause” shall mean:

(i)	Gross negligence or gross neglect of duties to the Bank; or

(ii)	Conviction of a felony or of a gross misdemeanor involving moral turpitude in connection with the Executive’s employment with the Bank; or

(iii)	Fraud, disloyalty, dishonesty or willful violation of any law or significant Bank policy committed in connection with the Executive's employment and resulting in a material adverse effect on the Bank.

The Executive’s rights to any benefits under this Agreement, including without limitation, any Change in Control Payment, shall automatically terminate, and the Bank shall have no obligation to pay any such benefits to the Executive, if the Executive’s employment by the Bank is terminated for cause, or for any reason other than a Qualifying Separation from Service.

2.           No Excess parachute Payments. Notwithstanding any other provision of this Agreement, the Bank shall not be required to pay that portion of the Change in Control Payment that would otherwise be due and payable under this Agreement, if and to the extent that such payment, when considered in the aggregate with all other payments and benefits to or for the benefit of the Executive under this or any other agreement between the Bank and the Executive, or under the terms of any plan or arrangement sponsored by the Bank in which the Executive participates, would constitute an “excess parachute payment” as that term is defined in Code Section 280G(b)(1), and would create an excise tax to the Executive and loss of deductibility to the Bank under the rules of Code Sections 280G and 4999, as they now exist or are amended from time to time hereafter. It is understood and agreed that, in implementing the terms of this paragraph, if a reduction in payments or benefits to the Executive is required in order to avoid the payment of an “excess parachute payment” as defined in Code Section 280G(b)(1), then the Bank or such party as is effecting the Change in Control shall provide the Executive with the amount of each payment and benefit that would constitute a “parachute payment” as that term is defined in Code Section 280G(b)(2), as calculated by the Bank or such party, and the Executive shall be given a reasonable period of time, which in no event shall be less than ten (10) business days, to prioritize the order of reduction of each such payment or benefit, in order to ensure that an “excess parachute payment” as defined in Code Section 280G(b)(1), is not paid to the Executive, and such priority shall be observed in implementing such required reduction in payments or benefits hereunder.

3.          NOTICES. All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon personal delivery or upon deposit in the United States Post Office by registered or certified mail postage prepaid, addressed to either party at the addresses set forth in the preamble to this Agreement. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

4.          Confidentiality; Non-Solicitation.

4.1        Application. The provisions of this Section 4 shall apply during the Executive’s period of employment and shall continue to apply following a termination of the Executive’s employment as provided in this Section 4.

4.2        Confidentiality. Consistent with the obligations imposed on the Executive pursuant to the Bank’s Employee Handbook, the Executive shall not use for the Executive’s own personal advantage, divulge, disclose, or communicate to others in any manner whatsoever, any confidential and/or proprietary information of the Bank, its customers or vendors without the Bank’s written consent, including, but not limited to: business volumes or usage; financial information; pricing information; software, software documentation; internal operations; and business plans and strategy. The restrictions contained in this Section 4.2 apply to all confidential and propriety information regarding the Bank, its customers and vendors, regardless of the source which provided or compiled such information. Notwithstanding anything to the contrary, all information referred to herein shall not be subject to this restriction if it becomes known to the general public from sources other than the Executive.

4.3        Non-Solicitation. For a one year time period following the termination of the Executive’s employment for any reason, the Executive shall not knowingly directly or indirectly solicit, sell, service or engage in other similar activities with respect to any banking product or service to, for or with any person who was or is a customer of the Bank for the benefit of any person other than the Bank and its affiliates. The Executive will be deemed to have engaged in a prohibited activity if the Executive indirectly engages in such activity through other persons. The parties agree that the Bank’s lists and information relating to its customers are confidential information that is proprietary and shall not be disclosed, used or shared with any person without the Bank’s written consent. The parties agree that this same restriction shall apply to any lists or information relating to customers held by the Bank’s affiliates. Additionally, for a one year time period following the termination of the Executive’s employment for any reason, the Executive shall not, directly or indirectly, counsel, solicit, induce or otherwise influence any individual who is an employee of the Bank to terminate his or her employment with the Bank without the consent of the Company nor shall the Executive directly or indirectly employ any such employee in the Executive’s business.

4.4        Remedies. If the Executive shall breach the provisions of this Section 4, the Board of Directors may elect to forfeit any non-distributed benefits under this Agreement. In addition, in the event of a breach or threatened breach by the Executive of any provision of this Section 4, the Executive recognizes the substantial and immediate harm that a breach or threatened breach will impose upon the Bank, and further recognizes that in such event monetary damages may be inadequate to fully protect the Bank. Accordingly, in the event of a breach or threatened breach of these restrictions, the Bank may pursue injunctive, or any other equitable relief, protecting and fully enforcing the Bank’s rights hereunder and preventing the Executive from further breaching any of the Executive’s obligations set forth herein. Nothing herein shall be construed as prohibiting the Bank from pursuing any other remedies available to the Bank at law or in equity for such breach or threatened breach, including the recovery of damages from the Executive. The Executive expressly acknowledges and agrees that: (i) the protections afforded the Bank in Section 4 are necessary to protect its legitimate business interest, (ii) the restrictions set forth in this Section 4 will not be materially adverse to the Executive’s employment with the Bank, and (iii) the Executive’s agreement to observe such restrictions forms a material part of the consideration for this Agreement.

5.          GOVERNING LAW. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of New Hampshire.

6.          SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any corporation with which or into which the Bank or any affiliated holding company may be merged or which may succeed to its assets or business; provided, however, that the obligations of the Executive are personal and shall not be assigned by the Executive.

7.          EXCLUSIVE BENEFITS. The benefits provided under this Agreement shall be in lieu of, and in complete satisfaction of any rights pursuant to, the Bank’s Employee Severance Payment and Benefits Policy in the event of a Change in Control.

8.          Compliance with Sections 409A of the Internal Revenue Code. To the extent that this Agreement constitutes or includes a plan subject to Section 409A of the Code for the deferral of compensation, the Agreement is intended to satisfy in form and operation the applicable requirements of Code Section 409A(a)(2), (a)(3) and (a)(4), and the regulations and guidance by the Internal Revenue Service with respect thereto including, without limitation Treasury Regulation Section 1.409A-1 et seq. (collectively, the “409A Rules”), and its terms shall be interpreted in accordance with such intent. The parties agree to amend timely the Agreement if and as necessary to cause the Agreement to satisfy any applicable 409A Rules. Notwithstanding the foregoing, if any interest or additional tax is imposed under the 409A Rules with respect to compensation deferred under this Agreement, the Executive shall be solely responsible for such interest and additional tax.

9.          PRIOR AGREEMENT. This Agreement shall supersede and replace any and all prior agreements on the subject matter of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first stated above.

EXECUTIVE:	BANK:

First Colebrook Bank

/s/ Susan K. Robidas	By:	/s/ Loyd W. Dollins
Name: Susan K. Robidas		Name: Loyd W. Dollins
Title: Senior Vice President		Title: President

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